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                          June 11, 2024

       Bryan Kobel
       Chief Executive Officer
       TC BioPharm (Holdings) plc
       Maxim 1, 2 Parklands Way
       Holytown, Motherwell, ML1 4WR
       Scotland, United Kingdom

                                                        Re: TC BioPharm
(Holdings) plc
                                                            Registration
Statement on Form S-3
                                                            Filed June 6, 2024
                                                            File No. 333-280000

       Dear Bryan Kobel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Cohen, Esq.